CM

03012420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44779

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hunter Associates, inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

436 Seventh Avenue, Koppers Building, 5th Floor
(No. and Street)

Pitsburgh, (City) Pennsylvania (State) 15219 (Zip Code)

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad J. Marshall (412) 765-8927
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC
(Name — if individual, state last, first, middle name)

5700 Corporate Drive, Suite 800 (Address) Pittsburgh, (City) Pennsylvania (State) 15237 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2003
WASH. D.C.
165

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Brad J. Marshall ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Associates, inc. ______________________, as of December 31, 2002 ~~19~~ ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

Notarial Seal
Sue A. Haberlein, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires June 4, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):.

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS

Independent Auditors' Report and Financial Statements

Independent Auditors' Report 1

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information

Computation of Net Capital Under SEC Rule 15c3-1 11

Internal Control Report

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 12

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Hunter Associates, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Hunter Associates, inc.** (the Company) (a wholly owned subsidiary of H.A. Holdings, inc.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hunter Associates, inc.** at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally, Lally & Co. LLC

January 28, 2003

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
Cash and Cash Equivalents	$	693,915
Due From Clearing Broker		221,258
Accounts Receivable		16,700
Prepaid and Other Assets		71,950
Securities Owned - At Market Value		145,276
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $595,300		138,576
Total Assets	$	1,287,675
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts Payable, Accrued Expenses and Other Liabilities	$	148,583
Management Fee Payable - Related Party		201,075
Total Liabilities		349,658
Stockholder's Equity		
Common Stock - Par Value $1 Per Share; 10,000 Shares Authorized; 1,000 Shares Issued and Outstanding		1,000
Additional Paid-in Capital		994,007
Accumulated Deficit		(56,990)
Total Stockholder's Equity		938,017
Total Liabilities and Stockholder's Equity	$	1,287,675

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMEBER 31, 2002

REVENUES	
Commissions and Fees	$ 931,013
Interest and Dividends	18,654
Investment Advisory Fees	1,826,094
Mutual Fund Commissions and Fees	820,420
Net Dealer Principal Gains	121,321
Other	337,624
Total Revenues	4,055,126
EXPENSES	
Commissions and Clearing Charges to Other Brokers	284,719
Communications	140,472
Employee Compensation and Benefits	1,917,380
Interest	583
Management Fees - Related Party	1,141,969
Occupancy and Equipment Rentals	269,289
Other	184,527
Professional Fees	86,039
Regulatory Fees	37,159
Total Expenses	4,062,137
Net Loss	$ (7,011)

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance – January 1, 2002	$ 1,000	$ 962,778	$ (49,979)	$ 913,799
Capital Contributed by Parent	0	31,229	0	31,229
Net Loss	0	0	(7,011)	(7,011)
Balance – December 31, 2002	$ 1,000	$ 994,007	$ (56,990)	$ 938,017

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES	
Net Loss	$ (7,011)
Noncash Items Included in Net Loss	
Depreciation	42,231
Changes In	
Due from Clearing Broker	17,145
Other Assets	18,429
Accounts Payable and Other Liabilities	(31,114)
Management Fee Payable - Related Party	(161,681)
Net Cash From Operating Activities	(122,001)
INVESTING ACTIVITIES	
Furniture and Equipment Acquired	(19,204)
FINANCING ACTIVITIES	
Capital Contributed by Parent	31,229
Net Decrease in Cash and Cash Equivalents	(109,976)
Cash and Cash Equivalents - Beginning	803,891
Cash and Cash Equivalents - Ending	$ 693,915

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Hunter Associates, inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Organization

Hunter Associates, inc. is a wholly owned subsidiary of H.A. Holdings, inc. (the Parent). The Company was incorporated in December 1999 and was organized under the laws of the Commonwealth of Pennsylvania.

The Company operates as a securities broker-dealer, registered with the National Association of Security Dealers, Inc. and as an investment advisor registered with the Securities and Exchange Commission (SEC). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services.

Securities Transactions

The Company is associated with Pershing Securities, a division of Donaldson, Lufkin & Jenrette Securities Corporation, a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k) (2) (ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with the related commission revenues and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania and New Jersey. The accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed those limits. The Company has not experienced any losses associated with these accounts.

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents (Continued)

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Securities Owned

Investments in securities and securities sold short (if any) traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. Investments for which there is a limited market are valued at management's estimate of market value. The resulting difference between cost and market is included in income.

Purchases and sales of securities are recorded on a settlement-date basis. Realized gains and losses on security transactions are based on the specific-identification method. Dividends and dividends on securities sold short are recorded when received. Interest on fixed income securities owned is accrued as earned.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on straight-line and accelerated methods using estimated useful lives ranging from five to thirty-one years. Depreciation expense for the year ended December 31, 2002, amounted to approximately $42,200.

Investment Advisory Fees

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract with the customer.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary (QSub) for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an "S" corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholders.

NOTE 2 – DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2002 consisted of the following:

Deposits With Clearing Broker	$ 100,000
Receivable From Clearing Broker	121,258
	$ 221,258

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing Securities. The amount receivable from the clearing organization relates to amounts due from Pershing Securities.

NOTE 3 – SECURITIES OWNED

Marketable securities as of December 31, 2002 consisted of securities owned, principally corporate stocks, having market values of approximately $145,300.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Hunter Management, inc., a company that is related by common ownership, through which the Company obtains various management and advisory services. The agreement is renewable annually until terminated by either party. Under the terms of the agreement, in 2002, the Company incurred management fee expense of approximately $1.14 million, of which approximately $201,100 was due and payable as of December 31, 2002.

NOTE 5 – RETIREMENT PLAN

The Company sponsors a Savings Incentive Match Plan for Employees of Small Employers (the Plan) that covers all employees that meet the eligibility requirements. The Plan calls for employer matching of 100% of employee salary reduction contributions up to a limit of 3% of gross compensation. Employer retirement contributions are accrued and funded on a current basis. Retirement plan expense under the Plan amounted to approximately $31,200 for the year ended December 31, 2002.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space and equipment under several short-term and long-term operating agreements that expire in various years through 2006. The Company's office lease calls for a base rent plus a proportionate share of the taxes and operating costs of the property. Approximate future minimum lease obligations under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2002, for each of the next four years are:

Year Ending December 31,	
2003	$ 208,400
2004	103,200
2005	5,200
2006	1,300
	$ 318,100

Claims

The Company is engaged in an arbitration hearing with a former employee-stockholder involving certain claims against the Company. Management of the Company, after consultation with outside legal counsel, believes the resolution of this action will not result in any material adverse effect on the Company's financial position.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the National Association of Securities Dealers, Inc. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The National Association of Securities Dealers, Inc. may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2002, the Company's net capital under the uniform net capital rule was approximately $464,300 which exceeded the minimum capital requirements by approximately $214,300. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002, was .75 to 1.

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has not experienced nonperformance by customers or counterparties in the situations described in the following:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes (through its clearing broker) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2002, the contractual amount of unsettled customer purchases and sales were approximately $194,000 and $754,000, respectively. All unsettled trades were closed subsequent to December 31, 2002, with no loss to the Company.

The Company's principal (proprietary) securities transactions are recorded on a settlement date basis. At December 31, 2002, the contractual amount of unsettled proprietary purchases and sales were approximately $257,000 and $0, respectively. All unsettled trades were closed subsequent to December 31, 2002.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. Securities owned by the Company are primarily publicly traded corporate stocks. No off-balance-sheet credit risk exists with respect to these securities, and collateral is not obtained.

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL	
Stockholder's Equity	$ 938,017
Deductions	
Nonallowable Assets:	
Furniture and Equipment - Net	138,576
Securities - Not Readily Marketable	137,600
Other Assets	88,700
Other Deductions and/or Charges	100,000
Haircuts on Securities Owned	8,844
	473,720
Net Capital	$ 464,297
AGGREGATE INDEBTEDNESS	
Accounts Payable, Accrued Expenses and Other Liabilities	$ 349,658
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	
Net Capital Requirement (Greater of 6-2/3% of Aggregate Indebtedness or $250,000)	$ 250,000
Net Capital in Excess of Amount Required	214,297
Net Capital	$ 464,297
Ratio of Aggregate Indebtedness to Net Capital	.75 to 1.0

The above calculation does not differ materially from the Company's computation of net capital under Rule 15c3-1 as of December 31, 2002, which was filed with the National Association of Security Dealers, Inc. on January 27, 2003.

See independent auditors' report.

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Hunter Associates, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **Hunter Associates, inc.** (the Company) (a wholly owned subsidiary of H.A. Holdings, inc.) for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **Hunter Associates, inc.** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control

and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in the internal control or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and should not be used for any other purpose.

Lurie, Lurie & Co. LLC

January 28, 2003